TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JANUARY 15th, 2015

DATE, TIME AND PLACE: January 15th 2015, at 02:00pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Piergiorgio Peluso, Oscar Cicchetti and Rodrigo Modesto de Abreu, either in person or by means of video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Mr. Mario Di Mauro. Mr. Jaques Horn also attended this meeting as Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) Report on the activities carried out by the Control and Risks Committee; (2) Report on the activities carried out by the Statutory Audit Committee; (3) To approve the Internal Audit Annual Work Plan for 2015; and (5) To elect Mr. Guglielmo Noya for the position of Company’s Chief Financial Officer.

RESOLUTIONS: Upon review and discussion of the subject included in the Agenda, the Board Members, by unanimous decision of all those present and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge the activities carried out by the Control and Risks Committee at its meeting held on January 14th, 2015, in accordance with the report presented by Mr. Franco Bertone;

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(2) To acknowledge the activities carried out by the Statutory Audit Committee at its meetings held on December 18th, 2014 and on January 14th, 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker;

(3) To approve the Internal Audit Annual Work Plan for 2015, in accordance with the favorable opinion of the Statutory Audit Committee, registered in the meeting held on December 10th, 2014, as well as with the favorable opinions of the Company’s independent auditors Baker Tilly Brasil Auditores Independentes S.S. and of PricewaterhouseCoopers – PwC as independent auditors of the companies TIM Brasil Serviços e Participações S.A., TIM Celular S.A. and Intelig Telecomunicações Ltda., and in accordance with the material presented by Mrs. Maria Tereza Ferraro and Mr. Paolo Chirizzi, which is filed at the Company’s head offices; and
(4) To elect Mr. Guglielmo Noya, Italian citizen, married, engineer, bearer of the RNE No. V9561719-Y, domiciled at Avenida das Américas, Nº. 3434, Building 6, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, for the position of Chief Financial Officer. Mr, Guglielmo Noya informed that he will sign the Instrument of Investiture and the others statements within the legal terms; (4.1) Therefore, it was ratified the new composition of the Company’s Board of Statutory Officers which shall be composed by 07 (seven) officers: Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Guglielmo Noya, Chief Financial Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Rogério Tostes Lima, Investor Relations Officer; Roger Sole Rafols, Chief Marketing Officer; and Jaques Horn, Legal Officer. All Officers shall remain empowered according to the limits of their authority as established on the Board of Director´s meeting held on February 13th, 2014 and shall remain in the office until the first Board of Directors` meeting to be held after the Annual Shareholders` Meeting of the year 2016.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Piergiorgio Peluso, Oscar Cicchetti and Rodrigo Modesto de Abreu.

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I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), January 15th, 2015.

JAQUES HORN
Secretary

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